4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204-487-7412 Fax: 204-488-9823

Medicure Drug Discovery Program Further Strengthened
With Issuance Of New Patent

Company Provides Update on Business Activities

WINNIPEG, Manitoba - (November 5, 2004). Medicure Inc. (TSX:MPH; Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce the issuance of patent No. 6,780,997, "Cardioprotective Phosphonates and Malonates", by the US Patent and Trademark Office. This new patent covers composition of matter claims for several of Medicure's novel anti-ischemic compounds for the treatment of cardiovascular disease.

"This new patent once again demonstrates the strength of Medicure's medicinal chemistry capabilities and further expands upon our library of proprietary drug candidates," said Albert D. Friesen, PhD, Medicure's President and CEO. "The issuance of the patent further strengthens the underlying value within the Company as we've continued to build a strong pipeline of drugs for unmet cardiovascular needs."

This patent further protects Medicure's intellectual property of anti-ischemic drugs. This program is led by MC-4522, a novel compound that has displayed potent capabilities of reducing damage from ischemic reperfusion. Preliminary toxicology studies carried out on this lead candidate clearly demonstrate its safety and supports its continued study and development.

UPDATE ON BUSINESS ACTIVITIES

Commenting on the current state of the biotech sector and of Medicure's business, Dr. Friesen stated: "At this point in time it appears that the broader market is not recognizing the great value both within the biotech sector, and specifically of Medicure. With two drugs that address major unmet needs in the cardiovascular sector, that have established Phase II efficacy and are now in advanced Phase II clinical trials, investors who have been closely following our development activities continue to exhibit their confidence in Medicure and recognize that this is an excellent time to increase their position. We at Medicure certainly feel this way as myself and other members of the Company's management team have been increasing our ownership position by acquiring Medicure shares over the past several weeks, and it is my intent to continue acquiring shares in the future."

MC-4232 addresses the growing diabetic hypertensive patient population. Cardiovascular complications are the main cause of death in this patient group. There is an urgent need to find therapy to better control blood pressure and manage diabetes. MC-4232 is such a therapy, providing blood pressure control and improvement in the management of diabetes in a difficult to manage patient population. With MC-4232 Medicure seeks to offer improved control of both glucose and blood pressure through a combination of MC-1 and an ACE inhibitor – a drug class that alone represents a USD$3 billion US market.

MC-1 is being developed as a cardio-protectant, something not currently provided by any drugs on the market. The MEND-1 Phase II study successfully demonstrated MC-1's cardioprotective effect in patients undergoing angioplasty. Based on this positive outcome, Medicure is carrying out a Phase II/III study to demonstrate MC-1's cardioprotective effect in patients undergoing coronary artery bypass graft (CABG) surgery. The Phase II portion of the dose response study will enroll up to 900 patients.

By protecting the heart from damage at the cellular level, MC-1 offers hope to fill an urgent medical need by improving outcomes for more than 4 million Europeans and North Americans every year – nearly 1 million of whom undergo CABG surgery.

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, both of which continue to enroll patients at a good rate, and to advance the lead candidates up to pivotal Phase III studies.

"The inherent value in our lead products, combined with other advancements, such as our dual action antithrombotic, MC-45308, are the core elements that will allow Medicure to establish itself as a recognized player in the global cardiovascular pharmaceutical market," Dr. Friesen added. "We are confident that we will realize the rewards of our ongoing efforts as we progress our pipeline of drugs toward commercialization."

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical sector with annual global sales of over US $70 billion. In its successful Phase II clinical trial, MEND-1, the Company's lead drug, MC-1, demonstrated cardioprotective effects and safety in high-risk patients undergoing angioplasty. The results from this clinical trial showed that MC-1 significantly reduces ischemic heart damage associated with the angioplasty procedure. Proceeding from this positive outcome, Medicure's ongoing Phase II/III MEND-CABG clinical trial is evaluating the cardioprotective and neuroprotective effects of MC-1 in patients undergoing high-risk Coronary Artery Bypass Graft (CABG) surgery.

The Company's second product candidate, MC-4232, is a unique combination drug for the treatment of diabetic patients with hypertension. The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. MC-4232 is a novel combination product that combines MC-1's cardioprotective properties with an ACE Inhibitor, the most common form of hypertensive therapy. In addition to cardioprotection, this product has also demonstrated potential to provide further blood pressure lowering effects and reduction in glycated hemoglobin (HbA1c), the primary measure of blood glucose control. The Company is currently enrolling patients in the Phase II MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics), evaluating the effects of MC-1 alone and in combination with an ACE Inhibitor in control of blood pressure, metabolism and other endpoints in diabetic patients with hypertension.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This news release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Medicure Inc.
888-435-2220
204-488-9823 fax
info@medicureinc.com
www.medicurureinc.com